SECURITIE 15026518 ION

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SEC MAIL PROCESSING RECEIVED
MAR 0 2 2015
WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

BBVA Securities Inc. (A wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of the Americas, 44th Floor
(No. and Street)

New York (City) **New York** (State) **10105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Gigliotti **(212) 728-1667**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) **New York** (City) **New York** (State) **10112-0015** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Diane Gigliotti, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of BBVA Securities Inc. (a wholly owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.) as of and for the year ended December 31, 2014, are true and correct. I further swear (or affirm) that neither BBVA Securities Inc., nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Diane Gigliotti

Chief Financial Officer

Subscribed and sworn to before me on this 27

day of February, 2015.

Notary Public

[illegible]
Notary Public, State of New York
No. 01[illegible]
Qualified in Queens County
Commission Expires Oct. 10, 2016

BBVA SECURITIES INC.
(A wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and
an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

******

This report is deemed **PUBLIC** in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
BBVA Securities Inc.
New York, NY

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (a wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Biblao Vizcaya Argentaria, S.A) (the "Company") as of December 31, 2014 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash	$ 99,162,339
Cash segregated in compliance with Federal regulations	15,000,000
Short-term investment with affiliate	500,000
Securities owned, at fair value (securities pledged at fair value of $2,434,120,497)	2,476,798,652
Securities purchased under agreements to resell	566,538,750
Receivables:	
Customers	24,796,530
Non-customers	18,668,268
Broker-dealers and clearing organizations	276,572,569
Affiliates	3,198,824
Fees	16,220,281
Interest	5,945,696
Office furniture, equipment and leasehold improvements, net	4,363,947
Tax receivable	13,314,412
Other assets	3,285,327
TOTAL ASSETS	$ 3,524,365,595

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold short, not yet purchased, at fair value	2,545,298,532
Securities sold under agreements to repurchase	435,684,250
Payables:	
Customers	103,537
Non-customers	37,049,913
Broker-dealers and clearing organizations	259,415,560
Affiliates	2,162,536
Interest	27,004,249
Accrued liabilities and accounts payable	26,901,856
Other liabilities	9,789,999
Total liabilities	3,343,410,432
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	198,862,820
Accumulated deficit	(17,907,667)
Total stockholder's equity	180,955,163
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,524,365,595

See accompanying notes to the Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA Compass Bancshares, Inc. (the "Parent"), which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a global financial services institution headquartered in Spain.

The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also regulated by the Federal Reserve Bank ("FRB"), which granted the Company powers to operate as a broker dealer under the Bank Holding Company Act Section 4(c)(8) and to engage in securities underwriting and dealing subject to the FRB's "Section 20" orders.

The Company consists of two divisions, the Institutional and the Retail division. The Institutional division is engaged in investment banking, financing transaction and institutional sales of fixed income securities, mainly United States of America ("US") Treasury securities. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing.

The Retail division consists of brokerage services whereby it acts as an agent (on a fully disclosed basis) for securities transactions placed by customers of the division. For this division, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Retail division's customers and maintains the accounts of those customers on a fully disclosed basis. The Retail division is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions within this division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements.

Basis of Presentation — These financial statements are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The financial statements are prepared in accordance with GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of the income taxes, realization of deferred tax assets, determination of the contingencies' accrual. The Company believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable. Actual results could differ materially from these estimates.

Cash — Cash consists of cash held at banks. The carrying amount of cash approximates fair value.

Cash Segregated in Compliance With Federal Regulations — Cash of $15,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Owned, at Fair value — Securities owned are recorded on a trade-date basis and are carried at fair value.

Repurchase Transactions— Reverse repurchase agreements and repurchase agreements are carried on the statement of financial condition at the amounts of cash paid or received (contract value), plus accrued interest and are generally collateralized by US government securities. Where appropriate, transactions meeting the netting requirements per Accounting Standard Codification ("ASC")- *Balance Sheet Offsetting 210-20-45-11* are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on maket valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the market value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of securities repurchased under agreements to resell and securities sold under agreements to repurchase approximate fair value. Accrued interest associated with securities purchased under agreements to resell and securities sold under agreements to repurchase is accrued as interest receivable and interest payable.

Securities Transactions — Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Securities Sold Short, not yet Purchased, at fair value— Securities sold short, not yet purchased are recorded on a trade-date basis and are carried at fair value.

Receivable from and Payable to Customers — Customer securities transactions are recorded on a trade-date basis. Receivable from and payable to customers primarily represent Delivery versus Payment and Receipt versus Payment ("DVP/RVP") trades that did not settle on settlement date.

Receivable from and Payable to Non-Customers — Non-customer securities transactions are recorded on a trade-date basis. Receivable from and payable to non-customers primarily represent DVP/RVP trades with certain affiliates designated as non-customers, for regulatory purposes that did not settle on settlement date.

Receivable from and Payable to Broker-Dealers and Clearing Organizations — Receivable from and payable to broker-dealers and clearing organizations are recorded on a trade-date basis and primarily represent DVP/RVP trades that failed to deliver or failed to receive on settlement date.

Receivable from and Payable to Affiliates — Receivable balances include fees and other amounts owed from affiliates. Payable balances include fees and other amounts owed to affiliates.

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Accrued liabilities and accounts payable — Accrued liabilities and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company is included in the consolidated federal income tax return of the Parent and also in its Parent's consolidated financial statements. The income taxes for these financial statements are calculated on a separate company basis. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary. At December 31, 2014, the Company had $694,816 in income taxes receivable from the Parent.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance if applicable (recorded in Other assets) and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income or expense in the period the change is incurred.

The Company accounts for its uncertain tax positions under the provision of ASC Topic 740, *Income Taxes*. The Company had no liability for uncertain tax positions as of December 31, 2014 and does not expect any significant changes in this liability in the next twelve months. With regards to uncertain tax positions, a tax provision is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Stock-Based Compensation — The measurement of stock-based compensation is based on the fair value of the award on the date of grant. BBVA allocates the Company its share of applicable stock-based compensation related to restricted stock awards. The vesting of stock-based compensation is recorded as a decrease to additional paid-in capital.

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date in accordance with ASC 825, *Financial Instruments*. The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Recent Accounting Pronouncements — On June 2014, the FASB issued ASU No. 2014-11, *Transfers and Servicing- Repurchase to Maturity Transactions, Repurchase Financings, and Disclosures*, to improve the financial reporting of repurchase agreements and other similar contracts. The effective date for this ASU is the first interim period after December 15, 2014. The Company is currently evaluating the impact of this ASU.

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2014, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $500,000, which matures on a monthly basis. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $2,475,988,207 of US Treasury Securities and an $810,445 money market fund. All securities owned are designated as trading securities.

5. SECURITIES SOLD SHORT, NOT YET PURCHASED, AT FAIR VALUE

Securities sold short, not yet purchased, at fair value consisted of $2,545,298,532 in US Treasury Securities. All securities sold short, not yet purchased are designated as trading securities.

6. REPURCHASE TRANSACTIONS

The Company enters into reverse repurchase agreements and repurchase agreements to finance long US Treasury Securities inventory and cover short US Treasury Securities positions in order to prevent settlement exposure. As previously noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations, therefore, liquidate and set off collateral by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of default. The following table presents information about the offsetting of these instruments.

	Gross Amounts (1)	Gross amounts of offset in the Statement of Financial Condition (2)	Net amounts presented in the Statements of Financial Condition	Financial instruments not offset in the Statement of Financial Condition
Assets				
Securities purchased under agreement to resell	$ 3,049,685,000	$ (2,483,146,250)	$ 566,538,750	$ 97,970,000
Liabilities				
Securities sold under agreement to repurchase	2,918,830,500	(2,483,146,250)	435,684,250	435,684,250

(1) Amounts include $97,970,000 of securities purchased under agreement to resell and $435,684,250 of securities sold under agreement to repurchase with the Company's Indirect Parent.

(2) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Substantially all the collateral held by the Company for reverse repurchase transactions which represent approximately 87% of the Company's total assets consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting was $3,050,347,726 and fair value of the portion that has been sold or repledged was $2,919,084,109.

The Company does not maintain a credit allowance on receivables arising from such transactions due to their type of collaterized financing transactions.

7. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers totaling $24,796,530, and $103,537, respectively, consisted of DVP/RVP transactions on behalf of customers, which have not been settled or paid for.

8. RECEIVABLE FROM AND PAYABLE TO NON-CUSTOMERS

Receivable from and payable to non-customers totaling $18,668,268 and $37,049,913, respectively, consisted of DVP/RVP transactions on behalf of non-customers, which have not been settled or paid for.

9. RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers totaling $261,877,460 consisted of fails relating to the DVP/RVP transactions with other broker-dealers. The receivable from clearing organizations of $14,695,109 consisted of cash held on deposit with clearing organizations. The payable to broker-dealers totaling $259,415,560 consisted of fails relating to the DVP/RVP transactions with other broker-dealers.

10. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2014, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,609,191	$ (4,795,143)	$ 1,814,048
Purchases in process	862,007	-	862,007
Computers and equipment	959,884	(833,965)	125,919
Furniture and fixtures	807,756	(602,628)	205,128
Software	2,104,590	(901,798)	1,202,792
Mechanical equipment	441,695	(287,642)	154,053
	$ 11,785,123	$ (7,421,176)	$ 4,363,947

11. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as BBVA Compass ("Compass"), the New York Branch of BBVA, S.A.

("NY Branch"), BBVA Bancomer, S.A. de C.V. ("Bancomer"). The receivable from or payable to affiliates balances arise from services performed between the Company and its affiliates.

The Company has Administrative Fee Service Agreements with the NY Branch and Compass, whereby certain administrative services are provided to the Company; such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has Administrative Fee Service Agreements with NY Branch and Compass, whereby the Company provides the client on boarding services.

The Company has a Networking and Referral agreement with the NY Branch and Compass, whereby a referral fee is paid on bond origination deals referred to the Company. This fee is included under referral fees in the statement of operations.

The Institutional division sub-leases office space from the NY Branch and Compass under cancellable leases. The Institutional division has Service Level Agreements with BBVA and Bancomer by which the Company acts as agent on behalf of its affiliates in fixed income securities transactions.

On August 1, 2014, the Institutional division entered into a credit agreement with BBVA S.A. for a line of credit of $150,000,000 to be used for trade settlement purposes. The credit line was not drawn upon in 2014. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance on each interest payment date.

The Retail division has a Networking Agreement with Compass and BBVA Compass Insurance Agency ("BCIA") by which the Company will receive a non-exclusive, non-assignable license to use the " Compass" trademark/trade name of Compass, access to Compass' customer network, its premises/space to conduct broker/dealer business, access to BCIA's insurance license to sell variable insurance products and related support infrastructure at its premises.

Finally, certain employees of the Retail division provide sales and support services to Compass and BCIA under a Dual Employee Expense Allocation Agreement.

Subordinated Loan Agreement — The Company has a Revolving Note and Cash Subordination Agreement ("Revolver") with BBVA. The Revolver was executed on March 16, 2012 with a maturity date of March 16, 2018 for a maximum of $220 million. On December 19, 2014, the agreement was amended to increase the Revolver from $220 million to $420 million. Any amounts advanced under the Revolver will be considered net capital on the date drawn, but will not be considered as equity in the Company's statement of financial condition. During the year, the Company drew down on this Revolver four times and paid fully shortly thereafter. As of December 31, 2014, there is no loan outstanding pursuant to this agreement.

Assets and liabilities with related parties consisted of the following:

Assets:	
Cash	$ 32,872,961
Short-term investment with affiliate	500,000
Securities purchased under agreements to resell	97,970,000
Receivable from non-customers	18,668,268
Receivable from customers	1,317,750
Receivable from clearing organizations	38,980
Receivable from affiliates	3,198,824
	$ 154,566,783
Liabilities:	
Securities sold under agreements to repurchase	$ 435,684,250
Payable to non-customers	37,049,913
Payable to affiliates	2,162,536
	$ 474,896,699

12. INCOME TAXES

The total deferred tax asset at December 31, 2014 is composed of the following:

Deferred tax assets:	
Federal net operating loss carryforwards	$ 6,135,046
State and City net operating loss carry forwards	220,698
AMT Credit Carryover	371,430
Deferred Comp	6,821,825
Accrued Expenses	629,374
Total deferred tax asset	14,178,373
Deferred tax liabilities:	
Depreciation	(217,812)
Pension	(641,394)
Other	(4,755)
Total deferred tax liabilities	(863,961)
Net deferred tax assets	13,314,412
Valuation allowance	-
Net deferred tax assets	$ 13,314,412

As of December 31, 2014, the Company had approximately $17.5 million of net operating loss carry forwards for future utilization for Federal income tax purposes. The net operating loss carryforwards will begin to expire in 2020. The Company had net operating loss carry forwards of approximately $17.3 million for future utilization for New York State income tax purposes which will begin to expire in 2021.

As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's review with regards to future realization of deferred tax assets. During the third quarter of 2014, as the Company achieved three years of cumulative pre-tax income adjusted for permanent differences, management determined that sufficient positive evidence existed as of September 30, 2014, to conclude that it is more likely than not that the deferred taxes are realizable. As a result, the Company reduced the valuation allowance accordingly.

The Company is included in the Parent's consolidated federal income tax return. The Company files separate income tax returns in various state jurisdictions. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2009 through 2014.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the Rule. As of December 31, 2014, the Company had net capital of $105,852,645, which exceeded the minimum requirement of $459,355 by $105,393,290.

Certain proprietary accounts related to the Retail division are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

14. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from affiliates under a cancelable lease. An amount of $1,766,634 related to the sub-lease is included in occupancy expenses on the statement of operations for the year ended December 31, 2014. At December 31, 2014, the future minimum rental commitments under this cancelable lease are as follows:

2015		996,719
2016		897,600
2017		897,600
2018 and on		1,795,200
Total	$	4,587,119

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position or results of operations.

Financing Transactions

As stated in Note 6- Repurchase Transactions, the Company enters into repurchase transactions of which the majority is entered into by master netting agreements. As per ASC 210-20-45, these transactions qualify for netting. At December 31, 2014, the Company entered into $2,483,146,250 of repurchase transactions that are secured by collateral from US Treasury Securities. The Company's US Treasury Securities pledged against such repurchase transactions are $2,434,120,497, the remaining amount is collaterized by collateral received on reverse repurchase agrements.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase and repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will move on-balance sheet and follow the process as stated in Note 6. At December 31, 2014, the Company had commitments to enter into reverse repurchase agreements of $318,375,000 and repurchase agreements of

$248,437,500. The collateral for these transactions are US Treasury Securities. At December 31, 2014, the entire balance of these agreements settled within two business days.

Contingencies

In 2011, the Company informed the Federal Reserve Bank of inaccuracies in the Company's classification of revenues pursuant to regulations applicable to "Section 20 Companies," such as the Company. In 2013, the Company reserved a loss contingency of $4,494,136 and as of December 31, 2014, the Company increased its reserve on the loss contingency by $5,205,864 due to further discussions with the Federal Reserve Bank, in accordance with ASC 450, *Contingencies.*

15. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

The Company holds separate employee retirement and benefit plans for employees based on location, the details of which are provided below.

New York

Employee Benefit Plans — The Company and certain affiliates have established a cash balance pension plan. The NY Branch is the plan sponsor of this pension plan. A record keeping account for each eligible employee is credited each year with a percentage of the employee's annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The cash balance is payable as a lump sum or an annuity at the earliest of (a) the employee's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year Treasury rate published by the Internal Revenue Service for November of the preceding year.

The accrued pension liability for the year ended December 31, 2014 based on actuarial assumptions is $448,225. The Company made contributions of $330,000 during the year ended December 31, 2014.

Investment strategies and asset allocations are based on consideration of plan liabilities and the plan's funded status. The investment policy of the plan is to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets. As of December 31, 2014, the investment strategy for the pension plan has resulted in the allocation percentages in each major asset category as follows: Fixed Income 99% and Cash and Money Markets 1%. The expected role of fixed income investments is to generate current income and provide for more stable periodic returns.

The percentages of fair value of each major plan asset category of the pension plan assets at December 1, 2014 by asset category are as follows:

(a) Government debt securities	99.0%
(b) Cash and money markets	1.0%
Total	100.0%

Additionally, the Company and certain affiliates have established an employee deferred compensation plan, which qualifies under Section 401(k) of the Internal Revenue Code (the "Code") covering all eligible employees.

Restricted Stock- The fair value of shares under performance based restricted stock plans is established at grant date and is fixed through the entire term of the plan. The performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounts for restricted stock awards as equity awards.

In 2010, BBVA implemented a performance based restricted stock plan ("2010 Plan"), approved in April 2010 that expired on December 31, 2011. BBVA shares awarded by the Company totaled 4,075 at December 31, 2011 and vested over a two-year performance-based period. In June and December 2012, the 2010 Plan settled with an additional 41,669 shares. In March 2013, the 2010 Plan settled with an additional 2,610 shares and in March 2014, the 2010 Plan settled with an additional 1,380 shares.

In 2013, BBVA implemented a new performance based restricted stock plan ("2013 Plan"), approved on November 1, 2013 that expired on December 31, 2013. BBVA shares awarded by the Company totaled 35,801 at December 31, 2013 and vested over a one year performance-based period. In March 2014, the 2013 Plan settled 5,005 of the 35,801 shares awarded in 2013.

Geographies outside New York

Employee Benefit Plans —The Company and certain affiliates have sponsored a defined benefit pension plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the plan, vested participants are entitled to a monthly benefit upon retirement equal to a percentage of their eligible compensation (generally defined as direct cash compensation exclusive of bonuses and commissions) earned in the five consecutive years of benefit service that produce the highest average. Prior to January 1, 2003, the percentage amount of the benefit was determined by multiplying the number of years, up to 30, of a participant's service with the Company by 1.8%. Benefits were reduced by Social Security payments at the rate of 1.8% of the primary Social Security benefit multiplied by years of service up to 30 years. Effective January 1, 2003, participants were given the option to remain in the defined benefit pension plan or move to an enhanced defined contribution plan. For those participants electing to remain in the defined benefit pension plan, the plan was modified to eliminate the Social Security offset feature of the monthly benefit calculation.

Under the modified formula, benefits are generally based on years of service, age at retirement and the employee's average compensation earned in the five consecutive years of service that produce the highest average. Employees of the Company who are over the age of 21 and have worked 1,000 hours or more in their first 12 months of employment or 1,000 hours or more in any calendar year thereafter are eligible to participate in the plan, except for project consultants, employees of certain insurance and investment management affiliates, and employees hired for the first time by the Company after January 1, 2002. Effective January 1, 2003, the defined benefit pension plan was closed to new participants. Participants are vested in benefits accruing under the plan after five years of qualifying service. Benefits are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants with at least five years of service may retire at reduced benefit levels after reaching age 55.

The Company and certain affiliates' Retirement Committee sets the investment policy for the defined benefit pension plan and reviews investment performance and asset allocation on a quarterly basis. The percentages of fair value of each major plan asset category of the pension plan assets at December 31, 2014 by asset category are as follows:

(a) US Treasuries and other US government agencies	63.9%
(b) Corporate bonds	31.1%
(c) Cash and cash equivalents	2.7%
(d) States and political subdivisions	2.3%
Total	100.0%

Since January 1, 2003, the Company has sponsored a defined contribution profit sharing plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of ERISA. During 2002, employees participating in the defined benefit pension plan could choose to participate in the newly established defined contribution profit sharing plan in lieu of accumulating future benefit service in the defined benefit pension plan. The Company makes contributions on behalf of each participant in the plan based on eligible pay and years of service.

Additionally, the Company and certain affiliates sponsored a defined contribution plan that was intended to meet the requirements of Sections 401(a), 401(k), 409 and 501(a) of the Code, as amended, and the requirements of the ERISA. Under this plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred. The Company may make additional non-matching contributions to the plan.

16. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers, international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade date basis in conformity with the settlement cycle of the respective countries.

Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreement with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

For transactions in which the Company has the ability to extend credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2014, the Company was not involved in the aforementioned business activity.

The Company clears the Retail Division's securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2014, the Company has recorded no liability with regard to this right. During 2014, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC 825, *Financial Instruments,* requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the

Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Securities owned and securities sold short, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2014 securities owned and securities sold short, not yet purchased, consisted of money market mutual funds traded on an active exchange and US Treasury securities; thus, the fair value of these instruments is based on unadjusted quoted market prices.

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2014, there were no transfers of financial instruments between different levels of the fair value hierarchy.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Financial instruments owned — at fair value:				
Money Market Mutual Fund	$ 810,445	$ -	$ -	$ 810,445
US Treasuries	2,475,988,207	-	-	2,475,988,207
	$ 2,476,798,652	$ -	$ -	$ 2,476,798,652
Liabilities				
Financial instruments sold short, not yet purchased — at fair value:				
US Treasuries	$ 2,545,298,532	$ -	$ -	$ 2,545,298,532
	$ 2,545,298,532	$ -	$ -	$ 2,545,298,532

As of December 31, 2014 the carrying amounts of cash, cash segregated in compliance with Federal regulations and short-term investment with affiliate, approximate their fair values due to their short-term nature and frequent re-pricing and would be classified as Level 1.

Reverse repurchase agreements and repurchase agreements are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the statement of financial condition at the amounts of cash paid or received, plus accrued interest. Where appropriate, transactions with the same counterparty are reported on a net basis. As of December 31, 2014, the contract value of reverse repurchase agreement and repurchase agreements approximate the fair value because the transactions are generally short in nature and are collaterized.

Receivables from customers, non-customers, broker-dealers and clearing organizations are recorded at contractual amounts, which approximate fair value. Similarly, payables from customers and non-customers are recorded at contractual amounts, which approximate fair value. As of December 31, 2014, these financial instruments would be classified as Level 2.

Interest receivable and payables resulting from the Company's trading, reverse repurchase agreements and repurchase agreements are recorded at contractual amounts, which approximate fair value. As of December 31, 2014, these financial instruments would be classified as Level 2.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statements were available to be issued, which was February 27, 2015. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, these financial statements.

****

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE g

TOTAL STOCKHOLDER'S EQUITY		$ 180,955,163
TOTAL CAPITAL		180,955,163
DEDUCTIONS AND/OR CHARGES:		
Unsecured receivable from customers and non-customers	4,322,449	
Short-term investment with affiliate	500,000	
Receivable from affiliates	3,198,824	
Office furniture, equipment and leasehold improvements	4,363,947	
Other	35,793,130	
Aged fail to deliver	196,439	
Other deductions and/or charges	18,702,690	
Total deductions and/or charges		67,077,479
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		113,877,684
HAIRCUTS ON SECURITIES		8,025,039
NET CAPITAL		105,852,645
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT:		
Minimum net capital required (the greater of the minimum dollar net capital requirement or 2% of combined aggregate debit items as shown in formula for reserve requirement pursuant to Rule 15c3-3 prepared as of the date of net capital computation)		459,355
EXCESS NET CAPITAL		$ 105,393,290

Note: There are no differences between the above computations and the corresponding amounts reported in the Company's unaudited December 31, 2014 Form X-17a5 Part II filed on January 26, 2015.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE h

CREDIT BALANCES — Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	$ 15,370,314
DEBIT BALANCES:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A of Rule 15c3-3	22,967,768
Aggregated debit items	22,967,768
Less 3% of aggregate debit balance	(689,033)
Total 15c3-3 debits	22,278,735
EXCESS OF TOTAL CREDITS OVER TOTAL DEBITS	$ 6,908,421
AMOUNTS HELD ON DEPOSIT IN RESERVE BANK ACCOUNTS, including value of qualified securities, at end of reporting period	$ 15,000,000
AMOUNT OF DEPOSIT (OR WITHDRAWAL), including value of qualified securities, at end of reporting period	-
NEW AMOUNT IN RESERVE BANK ACCOUNTS, after adding deposit or subtracting withdrawal including value of qualified securities	$ 15,000,000

Note: There are no differences between the above computations and the corresponding amounts reported in the Company's unaudited December 31, 2014 Form X-17a5 Part II filed on January 26, 2015.

BBVA SECURITIES INC.

(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE I

Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2014 for which instructions to reduce to possession or control had been issued as of December 31, 2014 but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	$ -
Number of items	$ -
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2014, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ -
Number of items	$ -

Note: There are no differences between the above computations and the corresponding amounts reported in the Company's unaudited December 31, 2014 Form X-17a5 Part II filed on January 26, 2015.